For Immediate Release

Bright Minds Biosciences Appoints Drug Development Executive Mark A. Smith M.D., Ph.D. as Chief Medical Officer

-- Dr. Smith is a 20-year pharmaceutical industry veteran with extensive central nervous system (“CNS”) clinical development expertise --

Vancouver, BC – November 23, 2022 – Bright Minds Biosciences (“Bright Minds,” “BMB” or the “Company”) (Nasdaq: DRUG) (CSE: DRUG), a biotechnology company focused on developing novel drugs for the targeted treatment of neuropsychiatric disorders, epilepsy, and pain, today announced that Mark A. Smith M.D., Ph.D. will join the Company as Chief Medical Officer, effective December 1, 2022. The Company also announces that Dr. Revati Shreeniwas’ engagement with Bright Minds as Chief Medical Officer has been terminated.

“I’m thrilled to welcome Dr. Smith to the Bright Minds team. A seasoned executive in CNS drug development, Dr. Smith has directed over 50 clinical trials across all stages of development. Dr Smith's extensive background in psychiatry will strengthen the clinical implementation of our next generation 5-HT2A agonists. His depth and breadth of knowledge in neuropsychiatry, development, translational neuroscience, and clinical trial design will be a great asset as we continue to advance our pipeline of novel compounds through clinical trials,” said Ian McDonald, CEO and Co-founder of Bright Minds Biosciences.

“It’s an exciting time to join Bright Minds with the Phase I trial for its lead program, BMB-101, currently underway. Proposed to treat Dravet syndrome, an epilepsy syndrome that begins in infancy or early childhood, BMB-101 is a promising drug candidate with the potential to change lives. My background is uniquely well-suited to the opportunity, and I look forward to seeing BMB-101 and the rest of the pipeline through their development stages,” stated Dr. Smith.

Prior to joining Bright Minds, Dr. Smith was Chief Medical Officer at VistaGen Therapeutics, where he led the clinical development of drug candidates in the areas of major depression, social anxiety disorder, and depression through all phases of development. Previously, Dr. Smith served as the Clinical Lead for Neuropsychiatry at Teva Pharmaceuticals, where he was accountable for the strategy and clinical development of neuropsychiatric drugs with a focus on schizophrenia, sleep disorders, and agitation. He also held a range of director positions, including as Executive Director of Clinical Development at AstraZeneca Pharmaceutical Company, where he led the development of several novel chemical entities targeting treatment-resistant depression, anxiety, and schizophrenia.

Dr. Smith was also Senior Director of Experimental Medicine of Global Clinical Development and Innovation at Shire Pharmaceuticals and Senior Investigator and Principal Research Scientist of CNS Diseases at DuPont Pharmaceuticals. Prior to joining the pharmaceutical industry, he served as a Senior Staff Scientist of the Biological Psychiatry Branch and Senior Staff Fellow of the Clinical Neuroendocrinology Branch at the U.S. National Institute of Mental Health (NIMH).

Dr. Smith received his Bachelor's degree and Master of Science from Yale University, his Doctor of Medicine and Doctor of Philosophy in Physiology and Pharmacology from the University of California, San Diego, and completed his residency in the Department of Psychiatry at Duke University Medical Center. He currently serves on the National Institute of Mental Health Translational Neuropsychopharmacology Task Force.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 647 407 2515

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to expectations about the intended date Dr. Smith becomes CMO, his work in respect of the Company’s development pipeline and the proposed use of BMB-101 to treat Dravet Syndrome. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release. Additional risk factors can also be found in the Company’s public filings under the Company’s SEDAR profile at www.sedar.com. Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.